

September 29, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA



10016409

RECEIVED
2010 OCT -7 A 8:12

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 099/2010**

  Subject: Notification of the book closing date for interest payment of the Company's debentures AIS134A

  Date: September 29, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

dlw 10/7

Summary Translation Letter
To the Stock Exchange of Thailand
September 29, 2010

AIS-CP 099/2010

September 29, 2010

Subject: Notification of the book closing date for interest payment of the Company's debenture AIS134A

To: The President
The Stock Exchange of Thailand

Refer: The Letter No. SSO.SSFO.10/5227 of Thai Military Bank Plc., dated September 29, 2010

Advanced Info Service Public Company Limited ("the Company") would like to inform you the book closing date for interest payment of the Company's debenture, AIS134A, the details are shown in the reference letter.

Reference

SSO.SSFO.10/5227

September 29, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS134A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2008, DUE 2013 would like to announce that the registered book of AIS134A will be closed on October 18, 2010 for the right to receive the interest for the period # 10. AIS134A will be paid the interest on November 1, 2010 with interest rate 4.90 % from the period of July 30, 2010 to October 29, 2010 for 92 days.



October 1, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 100/2010**

  Subject: The National Telecommunications Commission suspend Spectrum Licensing for IMT Mobile Phone Service in the 2.1 GHz Frequency Band (3G license)

  Date: October 1, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr.Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 1, 2010

AIS-CP 100/2010

October 1, 2010

Subject: The National Telecommunications Commission suspend Spectrum Licensing for IMT Mobile Phone Service in the 2.1 GHz Frequency Band (3G license)

To: The President
The Stock Exchange of Thailand

Ref: AIS-CP 085/2010 and AIS-CP 098/2010 date on August 30, 2010 and September 13, 2010, respectively

Referring to the disclosure by Advanced Info Service Public Company Limited (the "Company") as detailed in the letters referred to above, Advanced Wireless Network Co., Ltd. (AWN), a 99.99% subsidiary of the Company, has participated in an auction of 3G license (IMT Mobile Phone Service in the Frequency Band of 2.1 GHz). The Company would like to further inform that the National Telecommunications Commission ("NTC") has sent a letter to AWN informing that the Supreme Administrative Court has ordered to suspend the Spectrum Licensing for IMT Mobile Phone Service in the 2.1 GHz Frequency Band and other procedures related to the National Telecommunications Commission's Notification re: Rules and Procedures for Granting a Spectrum License for the Business of IMT Mobile Phones in the Frequency Band of 2.1 GHz until the conclusion of the case, or unless otherwise ordered by the Court. NTC therefore announce to suspend licensing for IMT Mobile Phone Service in the 2.1 GHz Frequency Band and asking for AWN to claim back application fee and security deposit from NTC.



October 4, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 102/2010**

  Subject: Report on the results of the exercise of warrants (ESOP Grant V) in September 2010.

  Date: October 4, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 4, 2010

AIS-CP 102/2010

October 4, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant V) in September 2010.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant V
The number of warrants (units)	10,138,500
Issuing Date	May 31, 2006
Exercise Price (Baht/Share)	71.891
Exercise Ratio (warrant : common share)	1 : 1.27228
Maturity of Warrants	5 years from the issuing date

The Company would like to report the results of the exercise of warrants (ESOP Grant V) in September 2010 as follows:

Outstanding of ESOP	Grant V
No. of exercised warrants in this month (units)	275,200
No. of remaining unexercised warrants (units)	4,222,800
No. of shares derived from this exercise (shares)	350,115
No. of remaining shares reserved for warrants (shares)	5,622,341